UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

______________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Interim Condensed Consolidated Financial Statements and Explanatory Notes for the nine-months period ended 30 September 2015 and 2016

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the nine-months period ended 30 September 2015 and 2016

GEOPARK LIMITED
30 SEPTEMBER 2016

CONTENTS

Page

3	Consolidated Statement of Income and Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected Explanatory Notes

GEOPARK LIMITED
30 SEPTEMBER 2016

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 September 2016 (Unaudited)	Three-months period ended 30 September 2015 (Unaudited)	Nine-months period ended 30 September 2016 (Unaudited)	Nine-months period ended 30 September 2015 (Unaudited)
NET REVENUE	2	49,858	47,820	132,347	164,290
Production and operating costs	4	(19,607)	(18,217)	(46,409)	(64,584)
Geological and geophysical expenses	5	(2,340)	(3,284)	(7,626)	(9,576)
Administrative expenses	6	(8,492)	(9,088)	(24,214)	(27,306)
Selling expenses	7	(451)	(394)	(3,617)	(3,814)
Depreciation		(20,785)	(24,492)	(58,921)	(74,343)
Write-off of unsuccessful efforts	9	(13,268)	(3,704)	(13,715)	(3,704)
Other income (expenses)		974	(3,880)	(402)	(12,643)
OPERATING LOSS		(14,111)	(15,239)	(22,557)	(31,680)
Financial costs	8	(8,641)	(8,968)	(25,242)	(26,093)
Foreign exchange (loss) income		(1,765)	(28,411)	15,250	(44,429)
LOSS BEFORE TAX		(24,517)	(52,618)	(32,549)	(102,202)
Income tax benefit (expense)		3,532	14,964	(2,106)	19,101
LOSS FOR THE PERIOD		(20,985)	(37,654)	(34,655)	(83,101)
Attributable to:
Owners of the Company		(18,109)	(36,178)	(28,699)	(76,402)
Non-controlling interest		(2,876)	(1,476)	(5,956)	(6,699)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.30)	(0.63)	(0.48)	(1.33)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.30)	(0.63)	(0.48)	(1.33)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 September 2016 (Unaudited)	Three-months period ended 30 September 2015 (Unaudited)	Nine-months period ended 30 September 2016 (Unaudited)	Nine-months period ended 30 September 2015 (Unaudited)
Loss for the period	(20,985)	(37,654)	(34,655)	(83,101)
Other comprehensive income
Currency translation differences	458	2,693	6,078	(1,193)
Total comprehensive loss for the period	(20,527)	(34,961)	(28,577)	(84,294)
Attributable to:
Owners of the Company	(17,651)	(33,485)	(22,621)	(77,595)
Non-controlling interest	(2,876)	(1,476)	(5,956)	(6,699)

GEOPARK LIMITED
30 SEPTEMBER 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 September 2016 (Unaudited)	Year ended 31 December 2015
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	487,464	522,611
Prepaid taxes		3,137	1,172
Other financial assets		19,264	13,306
Deferred income tax		25,394	34,646
Prepayments and other receivables		249	220
TOTAL NON CURRENT ASSETS		535,508	571,955
CURRENT ASSETS
Inventories		3,560	4,264
Trade receivables		11,910	13,480
Prepayments and other receivables		9,115	11,057
Prepaid taxes		18,863	19,195
Other financial assets		1,766	1,118
Cash at bank and in hand		63,572	82,730
TOTAL CURRENT ASSETS		108,786	131,844

TOTAL ASSETS		644,294	703,799
EQUITY
Equity attributable to owners of the Company
Share capital	10	60	59
Share premium		232,359	232,005
Reserves		129,094	123,016
Accumulated losses		(237,253)	(208,428)
Attributable to owners of the Company		124,260	146,652
Non-controlling interest		41,306	53,515
TOTAL EQUITY		165,566	200,167
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	320,377	343,248
Provisions for other long-term liabilities	12	43,645	42,450
Deferred income tax		3,592	16,955
Trade and other payables	13	37,266	19,556
TOTAL NON CURRENT LIABILITIES		404,880	422,209
CURRENT LIABILITIES
Borrowings	11	32,542	35,425
Current income tax		-	208
Trade and other payables	13	41,306	45,790
TOTAL CURRENT LIABILITIES		73,848	81,423
TOTAL LIABILITIES		478,728	503,632

TOTAL EQUITY AND LIABILITIES		644,294	703,799

GEOPARK LIMITED
30 SEPTEMBER 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2015	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Loss for the nine-months period	-	-	-	-	(76,402)	(6,699)	(83,101)
Currency translation differences	-	-	-	(1,193)	-	-	(1,193)
Total comprehensive loss for the period ended 30 September 2015	-	-	-	(1,193)	(76,402)	(6,699)	(84,294)
Repurchase of shares	-	(1,615)	-	-	-	-	(1,615)
Share-based payment	-	396	-	-	4,059	84	4,539
	-	(1,219)	-	-	4,059	84	2,924
Balance at 30 September 2015 (Unaudited)	58	209,667	127,527	(4,703)	(31,747)	96,954	397,756

Balance at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Loss for the nine-months period	-	-	-	-	(28,699)	(5,956)	(34,655)
Currency translation differences	-	-	-	6,078	-	-	6,078
Total comprehensive loss for the period ended 30 September 2016	-	-	-	6,078	(28,699)	(5,956)	(28,577)
Repurchase of shares	-	(1,485)	-	-	-	-	(1,485)
Share-based payment	1	1,839	-	-	(126)	153	1,867
Dividends distribution to Non-controlling interest	-	-	-	-	-	(6,406)	(6,406)
	1	354	-	-	(126)	(6,253)	(6,024)
Balance at 30 September 2016 (Unaudited)	60	232,359	127,527	1,567	(237,253)	41,306	165,566

GEOPARK LIMITED
30 SEPTEMBER 2016

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Nine-months period ended 30 September 2016 (Unaudited)	Nine-months period ended 30 September 2015 (Unaudited)
Cash flows from operating activities
Loss for the period	(34,655)	(83,101)
Adjustments for:
Income tax expense (benefit)	2,106	(19,101)
Depreciation	58,921	74,343
Loss on disposal of property, plant and equipment	-	314
Write-off of unsuccessful efforts	13,715	3,704
Amortisation of other long-term liabilities	(2,414)	(468)
Accrual of borrowing’s interests	22,198	19,812
Unwinding of long-term liabilities	1,618	2,141
Accrual of share-based payment	1,867	4,539
Foreign exchange (income) loss	(15,250)	44,429
Customer advance payments	20,000	-
Income tax paid	-	(7,625)
Change in working capital	(13,255)	(6,106)
Cash flows from operating activities – net	54,851	32,881
Cash flows from investing activities
Purchase of property, plant and equipment	(24,198)	(42,280)
Cash flows used in investing activities – net	(24,198)	(42,280)
Cash flows from financing activities
Proceeds from borrowings	187	-
Proceeds from loans received from related parties	5,210	2,400
Principal paid	(21,441)	(79)
Repurchase of shares	(1,485)	(1,615)
Interest paid	(25,508)	(25,809)
Dividends distribution to Non-controlling interest	(6,406)	-
Cash flows used in financing activities - net	(49,443)	(25,103)
Net decrease in cash and cash equivalents	(18,790)	(34,502)
Cash and cash equivalents at 1 January	82,730	127,672
Currency translation differences	(368)	(2,790)
Cash and cash equivalents at the end of the period	63,572	90,380
Ending Cash and cash equivalents are specified as follows:
Cash in banks	63,556	90,369
Cash in hand	16	11
Cash and cash equivalents	63,572	90,380

GEOPARK LIMITED
30 SEPTEMBER 2016

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) is the exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This consolidated interim financial report was authorised for issue by the Board of Directors on 10 November 2016.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2014 and 2015, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2015.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2015.

As mentioned in the Company’s annual financial statements as at 31 December 2015, the Company could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market implied volatility. The risk exposure varies according to the volatile crude oil price and thus reviewed by the Company and during October 2016 it was considered appropriate to manage part of the exposure through the use of derivatives. The Company considers these derivative contracts to be an effective manner of properly managing commodity price risk. The Company has also obtained credit lines from related counterparties associated to these contracts which are available to minimize the Company’s cash exposure, in case necessary.

Prior to 30 September 2016, the Company signed onto the following Brent referenced crude oil risk management contracts:

Period Hedged	Reference	Type	Volume bbl/d	Price US$/bbl

1 November 2016 – 30 June 2017	OIL-BRENT-IPE	Zero Cost Collar	4,000	50.0 – 57.0
1 November 2016 – 30 June 2017	OIL-BRENT-IPE	Zero Cost Collar	2,000	50.0 – 57.1

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 September 2016 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since December 2015.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 2

Net Revenue

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015

Sale of crude oil	38,381	38,568	95,854	129,568
Sale of gas	11,477	9,252	36,493	34,722
	49,858	47,820	132,347	164,290

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. Since 1 January 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements, except as noted below.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 3 (Continued)

Segment Information (Continued)

Nine-months period ended 30 September 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	132,347	81,825	27,590	22,932	-	-	-
Sale of crude oil	95,854	81,505	13,820	529	-	-	-
Sale of gas	36,493	320	13,770	22,403	-	-	-
Production and operating costs	(46,409)	(24,141)	(16,153)	(6,115)	-	-	-
Royalties	(7,606)	(4,320)	(1,117)	(2,169)	-	-	-
Transportation costs	(1,704)	(817)	(887)	-	-	-	-
Share-based payment	(305)	(217)	(87)	(1)	-	-	-
Other costs	(36,794)	(18,787)	(14,062)	(3,945)	-	-	-
Depreciation	(58,921)	(24,539)	(24,064)	(10,104)	(117)	(97)	-
Operating (Loss) / Profit	(22,557)	8,317	(20,632)	408	341	(2,239)	(8,752)
Adjusted EBITDA	51,367	40,460	4,533	14,141	1,916	(2,017)	(7,666)

Nine-months period ended 30 September 2015

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Net Revenue	164,290	104,192	34,639	24,862	597	-	-
Sale of crude oil	129,568	104,192	24,035	744	597	-	-
Sale of gas	34,722	-	10,604	24,118	-	-	-
Production and operating costs	(64,584)	(35,168)	(22,365)	(5,595)	(1,456)	-	-
Royalties	(10,460)	(6,622)	(1,559)	(2,244)	(35)	-	-
Transportation costs	(3,550)	(1,693)	(1,855)	-	(2)	-	-
Share-based payment	(342)	(116)	(83)	-	(143)	-	-
Other costs	(50,232)	(26,737)	(18,868)	(3,351)	(1,276)	-	-
Depreciation	(74,343)	(36,139)	(27,877)	(10,081)	(149)	(97)	-
Operating (Loss) / Profit	(31,680)	14,214	(38,490)	6,141	(4,497)	(3,342)	(5,706)
Adjusted EBITDA	63,171	57,571	(1,159)	16,366	(2,609)	(3,255)	(3,743)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 September 2016	644,294	162,078	345,750	98,578	4,602	4,867	28,419
31 December 2015	703,799	153,071	381,143	114,974	3,181	4,287	47,143

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total loss before income tax is provided as follows:

	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Operating netback	29,902	29,792	82,615	96,454
Geological and geophysical expenses	(2,914)	(3,524)	(8,352)	(9,613)
Administrative expenses	(7,638)	(8,056)	(22,896)	(23,670)
Adjusted EBITDA for reportable segments	19,350	18,212	51,367	63,171
Depreciation (a)	(20,785)	(24,492)	(58,921)	(74,343)
Write-off of unsuccessful efforts	(13,268)	(3,704)	(13,715)	(3,704)
Share-based payment	(1,144)	(1,423)	(1,867)	(4,539)
Others (b)	1,736	(3,832)	579	(12,265)
Operating Loss	(14,111)	(15,239)	(22,557)	(31,680)
Financial costs	(8,641)	(8,968)	(25,242)	(26,093)
Foreign exchange (loss) income	(1,765)	(28,411)	15,250	(44,429)
Loss before tax	(24,517)	(52,618)	(32,549)	(102,202)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 2,756,000 (US$ 2,770,000 in 2015) generated by assets not related to production activities. For the three months period ended 30 September 2016 the amount included in depreciation is US$ 895,000 (US$ 921,000 in 2015).

(b)	In 2015 includes mainly termination costs (see Note 14 to the audited Consolidated Financial Statements as of 31 December 2015).

The following table presents a reconciliation of Adjusted EBITDA to operating profit (loss) for the nine-month periods ended 30 September 2016 and 2015:

	Nine-months period ended 30 September 2016
	Colombia	Chile	Brazil	Other (c)	Total
Adjusted EBITDA for reportable segments	40,460	4,533	14,141	(7,767)	51,367
Depreciation	(24,539)	(24,064)	(10,104)	(214)	(58,921)
Write-off of unsuccessful efforts	(7,394)	(1,738)	(4,583)	-	(13,715)
Share-based payment	(472)	(294)	(45)	(1,056)	(1,867)
Others	262	931	999	(1,613)	579
Operating Profit / (Loss)	8,317	(20,632)	408	(10,650)	(22,557)

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 3 (Continued)

Segment Information (Continued)

	Nine-months period ended 30 September 2015
	Colombia	Chile	Brazil	Other (c)	Total
Adjusted EBITDA for reportable segments	57,571	(1,159)	16,366	(9,607)	63,171
Depreciation	(36,139)	(27,877)	(10,081)	(246)	(74,343)
Share-based payment	(330)	(286)	(66)	(3,857)	(4,539)
Write-off of unsuccessful efforts	(3,704)	-	-	-	(3,704)
Others (d)	(1,159)	(9,168)	(78)	(1,860)	(12,265)
Operating Profit / (Loss)	16,239	(38,490)	6,141	(15,570)	(31,680)

(c)	Includes Argentina, Peru and Corporate.

(d)	Includes termination costs.

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Well and facilities maintenance	4,101	2,522	8,525	13,664
Staff costs	2,682	3,487	8,107	13,797
Royalties	3,279	4,356	7,606	10,460
Consumables	2,513	1,853	5,706	6,154
Transportation costs	442	924	1,704	3,550
Equipment rental	1,015	854	2,743	2,571
Field camp	467	581	1,142	2,116
Gas plant costs	1,472	361	4,721	1,246
Non operated blocks costs	325	841	839	1,810
Share-based payment	155	190	305	342
Other costs	3,262	1,895	4,809	6,105
Crude oil stock variation	(106)	353	202	2,769
	19,607	18,217	46,409	64,584

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 5

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Staff costs	2,749	2,858	7,084	7,592
Share-based payment	135	201	244	561
Other services	164	666	1,268	2,021
Allocation to capitalised project	(708)	(441)	(970)	(598)
	2,340	3,284	7,626	9,576

Note 6

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Staff costs	4,928	4,794	14,417	14,776
Share-based payment	854	1,032	1,318	3,636
Consultant fees	760	1,079	2,395	2,821
Office expenses	498	496	1,603	1,935
New projects	135	472	397	678
Travel expenses	510	444	1,142	973
Director fees and allowance	648	285	1,406	818
Other administrative expenses	159	486	1,536	1,669
	8,492	9,088	24,214	27,306

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Transportation	343	266	3,218	3,375
Selling taxes and other	108	128	399	439
	451	394	3,617	3,814

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 30 September 2016	Three-months period ended 30 September 2015	Nine-months period ended 30 September 2016	Nine-months period ended 30 September 2015
Financial expenses
Bank charges and other financial costs	789	752	2,166	2,415
Unwinding of long-term liabilities	376	694	1,618	2,141
Interest and amortisation of debt issue costs	8,027	7,942	23,226	23,061
Less: amounts capitalised on qualifying assets	(47)	(105)	(201)	(264)
Financial income
Interest received	(504)	(315)	(1,567)	(1,260)
	8,641	8,968	25,242	26,093

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2015	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046
Additions	(799) (a)	658	-	28	26,295	14,138	40,320
Disposals	-	(13)	-	(84)	-	-	(97)
Write-off of unsuccessful efforts	-	-	-	-	-	(3,704) (b)	(3,704)
Currency translation differences	(28,698)	(190)	-	149	(2,685)	(1,580)	(33,004)
Transfers	38,680	410	17,091	572	(42,389)	(14,364)	-
Cost at 30 September 2015	759,130	12,922	128,737	10,192	40,646	134,934	1,086,561

Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	(2,537) (a)	305	466	-	12,037	11,379	21,650
Write-off of unsuccessful efforts	-	-	-	-	-	(13,715) (c)	(13,715)
Transfers	20,600	33	2,198	-	(11,722)	(11,109)	-
Currency translation differences	15,317	128	1,622	36	73	1,344	18,520
Cost at 30 September 2016	682,372	14,211	129,118	10,554	30,211	74,899	941,365

Depreciation and write-down at 1 January 2015	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(59,665)	(2,091)	(10,485)	(679)	-	-	(72,920)
Currency translation differences	4,164	(33)	-	(92)	-	-	4,039
Disposals	-	8	-	16	-	-	24
Depreciation and write-down At 30 September 2015	(295,940)	(6,565)	(55,632)	(2,999)	-	-	(361,136)

Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(47,437)	(2,076)	(8,445)	(680)	-	-	(58,638)
Currency translation differences	(2,564)	(45)	(337)	(18)	-	-	(2,964)
Depreciation and write-down at 30 September 2016	(371,174)	(9,438)	(69,396)	(3,893)	-	-	(453,901)

Carrying amount at 30 September 2015	463,190	6,357	73,105	7,193	40,646	134,934	725,425
Carrying amount at 30 September 2016	311,198	4,773	59,722	6,661	30,211	74,899	487,464

(a) Corresponds to the effect of change in estimate of assets retirement obligations in Colombia.

(b) Corresponds to write-off of Exploration and evaluation assets in Colombia for US$ 3,704,000 mainly in CPO-4.

(c) Corresponds to write-off of seismic and other exploration costs as a result of the relinquishment of Llanos 62 Block in Colombia for US$ 7,394,000 and US$ 4,583,000 in Brazil (POT-T-620 Block, POT-T-663 Block, POT-T-664 Block, POT-T-665 Block and REC-T-85 Block). The charge also includes the write off of one well drilled in previous years in the Fell Block for which no additional work would be performed.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 10

Share capital

Issued share capital	Nine-months period ended 30 September 2016	Year ended 31 December 2015
Common stock (US$ ´000)	60	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	59,625,782	59,535,614
Total common shares in issue	59,625,782	59,535,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2015).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2016	Year ended 31 December 2015
Notes GeoPark Latin America Agencia en Chile (a)	298,010	302,495
Banco Itaú (b)	48,882	69,142
Banco de Chile (c)	5,868	7,036
Banco de Crédito e Inversiones (d)	159	-
	352,919	378,673

Classified as follows:

Current	32,542	35,425
Non-Current	320,377	343,248

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A., GeoPark Colombia Cooperatie U.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 5.7 times and the EBITDA to Interest ratio was 2.0 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, in March and September 2016 the Company paid US$ 10,000,000 respectively corresponding to principal payments under the current principal amortization schedule.

The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 11 (Continued)

Borrowings (Continued)

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for approximately US$ 36,000,000.

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2016	Year ended 31 December 2015
Assets retirement obligation and other environmental liabilities	31,027	31,617
Deferred income	2,619	5,033
Other	9,999	5,800
	43,645	42,450

GEOPARK LIMITED
30 SEPTEMBER 2016

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2016	Year ended 31 December 2015
Trade payables	20,215	25,906
Payables to related parties (a)	27,402	21,045
Customer advance payments (b)	20,000	5,266
Taxes and other debts to be paid	2,105	2,931
Staff costs to be paid	6,334	6,702
V.A.T.	457	908
To be paid to co-venturers	947	113
Royalties to be paid	1,112	2,475
	78,572	65,346

Classified as follows:

Current	41,306	45,790
Non-Current	37,266	19,556

(a)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

(b)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production at spot prices. The agreement also provides GeoPark with prepayment of up to US$ 100,000,000 from Trafigura. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract, which is 2.8 years, including a 6-month grace period. As of the date of these Financial Statements, outstanding balances related to the prepayment agreement amount to US$ 20,000,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 14, 2016